SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.)

Rapid7, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

753422104
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

_________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753422104	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,655,540 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,655,540 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,655,540 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 753422104	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON CANNAE HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 350,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 350,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 753422104	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON CANNAE HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,000 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 350,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 350,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 753422104	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON MICHAEL JOSEPH BURNS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 753422104	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON ROBERT BRADSHAW HENSKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,500 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 753422104	SCHEDULE 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON CHAD KINZELBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 753422104	SCHEDULE 13D	Page 8 of 14 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.01 per share, of Rapid7, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 120 Causeway Street, Boston, Massachusetts 02114.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners Management, LP, a Delaware limited partnership (“JANA”), (ii) Cannae Holdings, Inc., a Nevada corporation, (“CHI”), (iii) Cannae Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHI (“CHL” and together with CHI, “Cannae”), (iv) Michael Joseph Burns (“Mr. Burns”), (v) Robert Bradshaw Henske (“Mr. Henske”), and (vi) Chad Kinzelberg (“Mr. Kinzelberg,” together with (iv) and (v), the “Special Advisors,” and (i) through (vi) collectively, the “Reporting Persons”).

JANA is a private money management firm which holds the Shares reported as beneficially owned by it in various accounts under its management and control. JANA Partners Management GP, LLC (the “JANA GP”) is the general partner of JANA. Barry Rosenstein is the Founder of the GP and JANA (the “JANA Principal”).

CHL is a wholly-owned subsidiary of CHI. The Shares reported herein as beneficially owned by Cannae are held by CHL. Information as of the date of this Schedule 13D with respect to each director and executive officer of CHI and CHL is set forth on Schedule A to this Schedule 13D (the “Cannae Schedule A Persons”).

(b) The principal business address of JANA, the JANA GP and the JANA Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153. The principal business address of Cannae is 1701 Village Center Circle, Las Vegas, Nevada 89134. The principal business address of each of the Special Advisors is c/o JANA Partners Management, LP is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of JANA and the JANA Principal is investing for accounts under their management. The principal business of the JANA GP is acting as the general partner of JANA. The principal business of Cannae is acquiring interests in operating companies and engaging in actively managing and operating a core group of those companies. The principal business of each of: (i) Mr. Burns is serving as a private investor after previously serving as the Chief Financial Officer of each of Imperva Inc., Gigamon Inc. and Volterra Semiconductor Inc. and in leadership roles at Intel Corporation, (ii) Mr. Henske is serving as a private investor after previously serving as Chief Financial Officer of Intuit Inc. and Synopsys, Inc. and Managing Director at Hellman & Friedman LLC, and (iii) Mr. Kinzelberg is serving as a private investor and advisor after previously serving as SVP of Corporate and Business Development at Palo Alto Networks.

(d) None of the Reporting Persons, the JANA GP, the JANA Principal, or to the knowledge of Cannae, any Cannae Schedule A Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, the JANA GP, the JANA Principal, or to the knowledge of Cannae, any Cannae Schedule A Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited partnership organized in Delaware. The JANA Principal is a citizen of the United States of America. The JANA GP is a limited liability company organized in Delaware. CHI is a corporation organized in Nevada. CHL is a limited liability company organized in Delaware. Each of Messrs. Burns, Henske, and Kinzelberg is a citizen of the United States.

CUSIP No. 753422104	SCHEDULE 13D	Page 9 of 14 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,655,540 Shares reported herein as beneficially owned by JANA were acquired at an aggregate purchase price of approximately $137 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

The 350,000 Shares reported herein as beneficially owned by Cannae were acquired at an aggregate purchase price of approximately $12.8 million.

The 3,000 Shares reported herein as beneficially owned by Mr. Burns were acquired at an aggregate purchase price of approximately $0.1 million.

The 1,500 Shares reported herein as beneficially owned by Mr. Henske were acquired at an aggregate purchase price of approximately $0.05 million.

The 3,000 Shares reported herein as beneficially owned by Mr. Kinzelberg were acquired at an aggregate purchase price of approximately $0.1 million.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA, with the assistance of the other Reporting Persons, has had, and intends to continue to have, constructive discussions with members of the Issuer’s board of directors (the “Board”) and management team regarding: (i) addressing challenges with operational execution, forecasting, investor communication and employee retention, (ii) management, (iii) compensation, (iv) corporate governance and board composition, and (v) evaluating the Issuer’s value in a sale transaction and potential buyer interest in the Issuer, including Cannae’s interest to participate in a potential acquisition of the Issuer. The Reporting Persons have had, and intend to continue to have, discussions with stockholders and other third parties relating to all such matters.

The Reporting Persons may also take other steps to increase stockholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to communicate with the Issuer’s management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and communicate with other shareholders or other third parties regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 753422104	SCHEDULE 13D	Page 10 of 14 Pages

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 62,734,157 Shares outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 7, 2024.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 3,655,540 Shares, representing approximately 5.8% of the Shares outstanding.

As of the close of business on the date hereof, CHI and CHL may be deemed to beneficially own 350,000 Shares, representing approximately 0.6% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Burns may be deemed to beneficially own 3,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Henske may be deemed to beneficially own 1,500 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Kinzelberg may be deemed to beneficially own 3,000 Shares, representing less than 0.1% of the Shares outstanding.

The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. In the aggregate, JANA, the Special Advisors, and Cannae may be deemed to beneficially own an aggregate of 4,013,040 Shares, representing approximately 6.4% of the Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(b) JANA has sole voting and dispositive power over 3,655,540 Shares, which power is exercised by the JANA Principal. CHI and CHL have shared voting and dispositive power over 350,000 Shares. Mr. Burns has sole voting and dispositive power over 3,000 Shares. Mr. Henske has sole voting and dispositive power over 1,500 Shares. Mr. Kinzelberg has sole voting and dispositive power over 3,000 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in Shares listed herein were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 753422104	SCHEDULE 13D	Page 11 of 14 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the Special Advisors and JANA have entered into a special advisor agreement (the “Special Advisor Agreements”), pursuant to which each of the Special Advisors has agreed to serve as special advisor to JANA in its review and analysis of the Issuer’s business, operations, marketing and strategy, and related services. Pursuant to the Special Advisor Agreements, each of the Special Advisors have agreed to purchase Shares and hold such Shares until the earlier of (A) the conclusion of the 2025 annual meeting of the stockholders of the Issuer (the “2025 Annual Meeting”) and (B) the termination of proxy solicitation efforts in respect of the 2025 Annual Meeting by JANA or any of its affiliates.

Certain accounts under JANA’s management and control have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 4,167,438 Shares (collectively representing economic exposure comparable to 6.6% of the Shares). The Derivative Agreements provide JANA with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are referenced in the Derivative Agreements (such Shares, the “Subject Shares”). JANA disclaims beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as otherwise set forth herein, and the joint filing agreement attached hereto as Exhibit 99.1, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Joint Filing Agreement, dated September 27, 2024.

CUSIP No. 753422104	SCHEDULE 13D	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2024

JANA PARTNERS MANAGEMENT, LP

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Managing Director, General Counsel and Corporate Secretary

/s/ Michael Joseph Burns
MICHAEL JOSEPH BURNS
/s/ Robert Bradshaw Henske
ROBERT BRADSHAW HENSKE

/s/ Chad Kinzelberg
CHAD KINZELBERG

CUSIP No. 753422104	SCHEDULE 13D	Page 13 of 14 Pages

SCHEDULE A

Cannae Schedule A Persons

The name, business address, and present principal occupation or employment of each of the executive officers and directors of Cannae are set forth below. The citizenship of each such person is the United States, unless otherwise stated. The business address for each of the persons named below is c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment
William P. Foley II	Chief Executive Officer, Chief Investment Officer and Chairman of the Board of Directors of Cannae Holdings, Inc.
Douglas K. Ammerman	Director of Cannae Holdings, Inc.
Hugh R. Harris	Director of Cannae Holdings, Inc
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.
Mark D. Linehan	Chief Executive Officer of Wynmark Company
Frank R. Martire	Founder and Partner of Bridgeport Partners
Erika Meinhardt	Director of Cannae Holdings, Inc
Barry B. Moullet	Principal of BBM Executive Insights, LLC
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP
Ryan R. Caswell	President of Cannae Holdings, Inc.
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.
Peter T. Sadowski	Executive Vice President and Chief Legal Officer of Cannae Holdings, Inc.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment
William P. Foley II	Senior Managing Director, Cannae Holdings, LLC
Ryan R. Caswell	Managing Director and President, Cannae Holdings, LLC
Bryan D. Coy	Managing Director and Chief Finance Officer, Cannae Holdings, LLC
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC
Cannae Holdings, Inc.	Managing Member, Cannae Holdings, LLC

CUSIP No. 753422104	SCHEDULE 13D	Page 14 of 14 Pages

SCHEDULE B

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/20/2024	15,595	33.95	33.83 – 33.98
9/20/2024	194,222	35.03	35.02 – 35.13
9/23/2024	234,061	35.22	35.05 – 35.55
9/24/2024	161,556	36.16	36.08 – 36.28
9/25/2024	189,559	35.39	35.18 – 35.78
9/26/2024	136,161	36.20	35.67 – 36.62

MR. BURNS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/26/2024	3,000	35.74

MR. HENSKE

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9/25/2024	1,500	35.84